Management Report

INC Financials (after conversion)
For the period ended December 31, 2022



Prepared by

Rodgers & Associates LLC

Prepared on

February 6, 2023

Table of Contents

INC - Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
PayPal Merchant Account	78.05
WFB Business Checking (1617)	263,341.74
WFB Business Checking℠ (9207)	2,281.43
Total Bank Accounts	**265,701.22**
Other Current Assets	
Due From Officer - JD	40,638.66
Due From Officer - SD	2,447.25
Prepaid Insurance	952.51
Prepaid Rent	207.00
Shopify Receivables	16.62
Total Other Current Assets	**44,262.04**
Total Current Assets	**309,963.26**
Fixed Assets	
Accumulated depreciation	(3,604.00)
Computer Hardware	2,650.00
Machinery & Equipment	12,760.75
Capital Lease - Beagle	94,998.70
Total Machinery & Equipment	**107,759.45**
Vehicles	
Capital Leases - Kia	42,236.32
Total Vehicles	**42,236.32**
Total Fixed Assets	**149,041.77**
Other Assets	
Patent	830.00
Security deposits	9,462.90
Total Other Assets	**10,292.90**
TOTAL ASSETS	**$469,297.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	750.00
Total Accounts Payable	**750.00**
Credit Cards	
WFB Visa (8964)	1,840.74
Total Credit Cards	**1,840.74**
Other Current Liabilities	
Deferred Rent Payable	3,689.15

	Total
N/P - Mary Crotty (related party) CP	25,000.00
Total Other Current Liabilities	**28,689.15**
Total Current Liabilities	**31,279.89**
Long-Term Liabilities	
Cap Lease Payable - Kia Finance	36,112.08
Cap Lease Payable - P.J. Coggan (Beagle)	91,490.53
N/P - Mary Crotty (related party)	75,000.00
Total Long-Term Liabilities	**202,602.61**
Total Liabilities	**233,882.50**
Equity	
Retained Earnings	(39,220.66)
Shareholder's Equity	
Jeannine Davison	
Common Stock - JD (650,000 shares)	11,308.31
Total Jeannine Davison	**11,308.31**
Sven Davison	
Common Stock - SD (290,000 shares)	1.00
Total Sven Davison	**1.00**
Total Shareholder's Equity	**11,309.31**
Simple Agreement Future Equity (SAFE)	
SAFE - Mary Crotty	75,000.00
SAFE - WeFunder	314,503.93
Total Simple Agreement Future Equity (SAFE)	**389,503.93**
Net Income	(126,177.15)
Total Equity	**235,415.43**
TOTAL LIABILITIES AND EQUITY	**$469,297.93**

INC - Profit & Loss
August 3 - December 31, 2022

	Total
INCOME	
Product Sales Income	2,769.20
Shopify Sales Income	186.83
Total Income	**2,956.03**
COST OF GOODS SOLD	
Equipment Maintenance & Repairs	380.00
Freight IN	950.57
Lab Supplies	940.03
Material Purchases	2,493.49
Product Fulfillment	110.05
Production Costs	4,335.00
Shrinkage of Inventory	1,664.00
Small Tools & Equipment	1,123.88
Warehouse Costs	885.35
Total Cost of Goods Sold	**12,882.37**
GROSS PROFIT	**(9,926.34)**
EXPENSES	
*SELLING COSTS	
Freight OUT	23.20
Packaging Supplies	2,576.64
PayPal Merchant Fees	21.12
Shopify Platform Costs	78.88
Shopify Merchant Fees	6.43
Shopify Shipping Charge	389.88
Shopify Subscription Costs	145.00
Total Shopify Platform Costs	**620.19**
Total *SELLING COSTS	**3,241.15**
In-Direct Personnel Costs	
Employer Payroll Taxes	2,447.52
Executive Salaries	23,941.14
Payroll Service Fees	52.00
Total In-Direct Personnel Costs	**26,440.66**
Janitorial	54.79
MARKETING COSTS	
Advertising & Promotional	844.48
Product Samples	522.00
Total MARKETING COSTS	**1,366.48**
OPERATING COSTS	
Accounting Fees	10,000.00
Bank Service Charges	29.77
Business Gifts	150.00
Business Licenses & Fees	85.00

	Total
Dues & Subscriptions	536.57
Insurance - Liability	317.49
Internet & TV services	64.99
Legal Fees	16,752.00
Meals - Business related	1,102.64
Office Expenses	2,016.94
Office Supplies	48.58
Rent Expense	
Rent - Building Lease	10,575.12
Rent - Other	6,122.00
Rent - Safe Deposit Box	40.00
Rent - Storage Unit	828.00
Total Rent Expense	**17,565.12**
Sales Tax Expense	14.64
Software & Apps	864.34
Telecommunications	644.20
Travel	273.58
Utilities	
Heating & cooling	195.92
Total Utilities	**195.92**
Total OPERATING COSTS	**50,661.78**
Total Expenses	**81,764.86**
NET OPERATING INCOME	(91,691.20)
OTHER INCOME	
Interest Income	32.29
Total Other Income	**32.29**
OTHER EXPENSES	
Depreciation expense	3,604.00
Income Taxes - State	800.00
Total Other Expenses	**4,404.00**
NET OTHER INCOME	(4,371.71)
NET INCOME	**$ (96,062.91)**

INC - Profit and Loss - Monthly

August 3 - December 31, 2022

	Aug 3-31, 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
INCOME						
Product Sales Income	1,860.00	90.00	169.20		650.00	2,769.20
Shopify Sales Income	105.00	3.15		50.69	27.99	186.83
Total Income	**1,965.00**	**93.15**	**169.20**	**50.69**	**677.99**	**2,956.03**
COST OF GOODS SOLD						
Equipment Maintenance & Repairs				380.00		380.00
Freight IN			950.57			950.57
Lab Supplies				940.03		940.03
Material Purchases	1,913.69	202.04		377.76		2,493.49
Product Fulfillment	20.20	79.85		10.00	0.00	110.05
Production Costs					4,335.00	4,335.00
Shrinkage of Inventory	1,378.00	165.00	26.00	95.00		1,664.00
Small Tools & Equipment			350.00	773.88		1,123.88
Warehouse Costs			818.40	66.95		885.35
Total Cost of Goods Sold	**3,311.89**	**446.89**	**2,144.97**	**2,643.62**	**4,335.00**	**12,882.37**
GROSS PROFIT	**(1,346.89)**	**(353.74)**	**(1,975.77)**	**(2,592.93)**	**(3,657.01)**	**(9,926.34)**
EXPENSES						
*SELLING COSTS						0.00
Freight OUT	23.20					23.20
Packaging Supplies				2,576.64		2,576.64
PayPal Merchant Fees		19.84		1.28		21.12
Shopify Platform Costs				1.37	77.51	78.88
Shopify Merchant Fees	1.07	2.88		2.48	0.00	6.43
Shopify Shipping Charge	103.64	77.39	107.76	19.58	81.51	389.88
Shopify Subscription Costs	29.00	29.00	29.00	29.00	29.00	145.00
Total Shopify Platform Costs	**133.71**	**109.27**	**136.76**	**52.43**	**188.02**	**620.19**
Total *SELLING COSTS	**156.91**	**129.11**	**136.76**	**2,630.35**	**188.02**	**3,241.15**
In-Direct Personnel Costs						0.00
Employer Payroll Taxes				937.70	1,509.82	2,447.52
Executive Salaries				7,980.38	15,960.76	23,941.14

	Aug 3-31, 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Payroll Service Fees					52.00	52.00
Total In-Direct Personnel Costs				**8,918.08**	**17,522.58**	**26,440.66**
Janitorial				54.79		54.79
MARKETING COSTS						0.00
Advertising & Promotional		24.48	40.00	780.00		844.48
Product Samples	332.00	190.00	0.00	0.00		522.00
Total MARKETING COSTS	**332.00**	**214.48**	**40.00**	**780.00**		**1,366.48**
OPERATING COSTS						0.00
Accounting Fees		5,500.00	3,000.00	750.00	750.00	10,000.00
Bank Service Charges		30.00	(0.07)	(0.16)		29.77
Business Gifts	150.00					150.00
Business Licenses & Fees	35.00	50.00				85.00
Dues & Subscriptions	250.00	246.58			39.99	536.57
Insurance - Liability			105.83	105.83	105.83	317.49
Internet & TV services				64.99		64.99
Legal Fees		5,028.50		11,723.50	0.00	16,752.00
Meals - Business related			263.72	772.04	66.88	1,102.64
Office Expenses			992.29	818.96	205.69	2,016.94
Office Supplies				48.58		48.58
Rent Expense						0.00
Rent - Building Lease			2,134.86	4,220.13	4,220.13	10,575.12
Rent - Other					6,122.00	6,122.00
Rent - Safe Deposit Box	20.00	20.00				40.00
Rent - Storage Unit		207.00	207.00	207.00	207.00	828.00
Total Rent Expense	**20.00**	**227.00**	**2,341.86**	**4,427.13**	**10,549.13**	**17,565.12**
Sales Tax Expense	0.00	14.64		0.00	0.00	14.64
Software & Apps	175.08	90.85	121.65	372.66	104.10	864.34
Telecommunications	140.00	140.00	140.00	224.20		644.20
Travel	106.40			167.18		273.58
Utilities						0.00
Heating & cooling					195.92	195.92
Total Utilities					**195.92**	**195.92**

	Aug 3-31, 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Total OPERATING COSTS	876.48	11,327.57	6,965.28	19,474.91	12,017.54	50,661.78
Uncategorized Expense			116.07	(116.07)	0.00	0.00
Total Expenses	1,365.39	11,671.16	7,258.11	31,742.06	29,728.14	81,764.86
NET OPERATING INCOME	(2,712.28)	(12,024.90)	(9,233.88)	(34,334.99)	(33,385.15)	(91,691.20)
OTHER INCOME						
Interest Income				9.27	23.02	32.29
Total Other Income	0.00	0.00	0.00	9.27	23.02	32.29
OTHER EXPENSES						
Depreciation expense		175.00	879.00	879.00	1,671.00	3,604.00
Income Taxes - State				800.00		800.00
Total Other Expenses	0.00	175.00	879.00	1,679.00	1,671.00	4,404.00
NET OTHER INCOME	0.00	(175.00)	(879.00)	(1,669.73)	(1,647.98)	(4,371.71)
NET INCOME	$ (2,712.28)	$ (12,199.90)	$ (10,112.88)	$ (36,004.72)	$ (35,033.13)	$ (96,062.91)

INC - Statement of Cash Flows

August 3 - December 31, 2022

	Total
OPERATING ACTIVITIES	
Net Income	(96,062.91)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Officer - JD	(40,628.66)
Due From Officer - SD	(2,447.25)
Inventory On Hand	2,186.00
Prepaid Insurance	(952.51)
Prepaid Legal	1,670.00
Prepaid Rent	(207.00)
Shopify Receivables	(1,911.57)
Accumulated depreciation	3,604.00
Accounts Payable (A/P)	750.00
WFB Visa (3549)	(548.10)
WFB Visa (8964)	1,840.74
Deferred Rent Payable	3,689.15
N/P - Mary Crotty (related party) CP	(75,000.00)
Sales Tax Payable	(1.36)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(107,956.56)**
Net cash provided by operating activities	**(204,019.47)**
INVESTING ACTIVITIES	
Machinery & Equipment	(12,760.75)
Machinery & Equipment:Capital Lease - Beagle	(94,998.70)
Vehicles:Capital Leases - Kia	(42,236.32)
Security deposits	(9,462.90)
Net cash provided by investing activities	**(159,458.67)**
FINANCING ACTIVITIES	
Cap Lease Payable - Kia Finance	36,112.08
Cap Lease Payable - P.J. Coggan (Beagle)	91,490.53
Partners' Capital:Jeanine Davison - sole member:Contributions - JD	(43,878.18)
Partners' Capital:Jeanine Davison - sole member:Distributions - JD	91,326.13

	Total
Shareholder's Equity:Jeannine Davison:Common Stock - JD (650,000 shares)	11,308.31
Shareholder's Equity:Sven Davison:Common Stock - SD (290,000 shares)	1.00
Simple Agreement Future Equity (SAFE):SAFE - Mary Crotty	75,000.00
Simple Agreement Future Equity (SAFE):SAFE - WeFunder	314,503.93
Net cash provided by financing activities	**575,863.80**
NET CASH INCREASE FOR PERIOD	212,385.66
Cash at beginning of period	53,315.56
CASH AT END OF PERIOD	**$265,701.22**

Amai Inc.
Statement of Changes in Equity

Accounts	2022 Amount ($)
Beginning Equity	(39,220.66)
Common Stock - Jeannine Davison (650,000 shares)	11,308.31
Common Stock - Sven Davison (290,000 shares)	1.00
SAFE - Mary Crotty	75,000.00
SAFE - WeFunder	314,503.93
Net Income (Loss)	(126,177.15)
Total Equity	235,415.43

Amai Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Amai Inc. (the "Company") is a corporation organized on August 3, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.